  Exhibit 99.1

Prophecy Shareholders Pass All Resolutions at 2020 Special Meeting

Prophecy to be Renamed Silver Elephant Mining Corp.

Vancouver, British Columbia, March 17, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to report that all proposed resolutions were approved at the Company’s Special Meeting of shareholders held on March 16, 2020, in Vancouver, British Columbia (the “Meeting”).

Voting Results were as follows:

MATTERS VOTED UPON		VOTING RESULTS
1.	Ratification of Previously Granted Stock Options	Votes in Favour	Votes Against
		9,926,518 (67.45%)	4,789,696 (32.55%)
Approved the Ratification of 1,275,000 Stock Options previously granted.
2.	Name Change	Votes in Favour	Votes Against
		22,420,268 (86.54%)	3,486,960 (13.46%)
Approved with or without variation the amendment of the Articles and name change of the Company to Silver Elephant Mining Corp.
3.	Share Consolidation	Votes in Favour	Votes Against
		20,002,463 (77.21%)	5,904,765 (22.79%)
Approved with or without variation the consolidation of the issued and outstanding Common Shares of the Company.

Notes:

1)
There were 10,679,899 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
Additionally, 511,115 shares held by Insider were excluded from the calculation of the voting results.
2)
The percentages reported are calculated on the votes cast in person and by proxy at the Meeting which total 25,908,228 with respect to the above motion.

A report on voting results on all matters voted on at the meeting have been filed on SEDAR at www.sedar.com.

The Company will announce upon receipt of approval from the TSX the trading of its shares under its new name “Silver Elephant Mining Corp.” and trading symbol “ELEF”. No action will be required by existing shareholders with respect to the name change.

There is no immediate plan to consolidate the Company shares. In the event that the share consolidation is effected, management and board of directors of the Company will examine all available opportunities including but not limited to the ability to satisfy the requirements of a potential listing on another US stock exchange.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.

ON BEHALF OF THE BOARD

“Michael Doolin”

Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.